THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cathay Pacific Airways Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 00293)

Major Transaction

Purchase of 6 Boeing 747-400ERF Freighters

CATHAY PACIFIC

29th June 2006

CONTENTS

DEFINITIONS

In this circular the following expressions have the following meanings unless the context requires otherwise:

1st June 2006 Purchase	The acquisition by CPAS of 2 Boeing 777-300ER aircraft pursuant to a supplemental agreement dated 1st June 2006 to the purchase agreement dated 14th December 2005 between CPAS and Boeing Company.
2005 Aircraft Purchase	The acquisition by CPAS of 12 Boeing 777-300ER aircraft pursuant to a purchase agreement dated 14th December 2005 between CPAS and Boeing Company.
Air China	Air China Limited, a company incorporated in the People's Republic of China and listed on the Stock Exchange, whose principal activity is the operation of scheduled airline services.
Board	The board of Directors.
Boeing Aircraft	6 Boeing 747-400ERF freighters to be purchased by CPAS pursuant to the Purchase Agreement.
Boeing Company	The Boeing Company, a corporation organised and existing under the General Corporation Law of the State of Delaware, U.S.A., the principal activity of which is aircraft manufacturing.
Cathay Pacific or CX or Company	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
CITIC	CITIC Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
CNAC	China National Aviation Company Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
CPAS	Cathay Pacific Aircraft Services Limited, a company incorporated in the Isle of Man and wholly owned by Cathay Pacific, the principal activity of which is to act as an aircraft acquisition facilitator.
Directors	The directors of Cathay Pacific.
Dragonair	Hong Kong Dragon Airlines Limited, a company incorporated in Hong Kong, whose principal activity is the operation of scheduled airline services.
Group	Cathay Pacific and its subsidiaries.
HAECO	Hong Kong Aircraft Engineering Company Limited, a company incorporated in Hong Kong and listed on the Stock Exchange, whose principal activity is the provision of overhaul and maintenance services for commercial aircraft.
Latest Practicable Date	23rd June 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange.
Model Code	Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules.
Purchase Agreement	The aircraft purchase agreement dated 22nd June 2006 pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell the Boeing Aircraft.
SFO	Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).
Shareholders	The shareholders of the Company.
Stock Exchange	The Stock Exchange of Hong Kong Limited.
Swire	Swire Pacific Limited, a company incorporated in Hong Kong and listed on the Stock Exchange.
TAECO	Taikoo (Xiamen) Aircraft Engineering Company Limited, a non-wholly owned subsidiary of HAECO incorporated in the People's Republic of China, whose principal activity is the provision of overhaul and maintenance services for commercial aircraft.
Transaction	The purchase by the Company of the Boeing Aircraft pursuant to the Purchase Agreement.

LETTER FROM THE BOARD

Executive Directors
Christopher Pratt (Chairman)
Robert Atkinson
Philip Chen
Derek Cridland
Tony Tyler

Non- Executive Directors
Martin Cubbon
Henry Fan
Davy Ho
James Hughes-Hallett
Vernon Moore
Carl Yung
Zhang Xianlin

Independent Non-Executive Directors
Peter Lee
Raymond Or
Jack So
Tung Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

Principal Office:
7th Floor, North Tower
Cathay Pacific City
8 Scenic Road
Hong Kong International Airport
Lantau
Hong Kong

29th June 2006

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION
PURCHASE OF 6 BOEING 747-400ERF FREIGHTERS

INTRODUCTION

Reference is made to the Company's announcement dated 22nd June 2006 regarding the Purchase Agreement entered into by CPAS and Boeing Company on 22nd June 2006, pursuant to which CPAS has agreed to purchase 6 Boeing 747-400ERF freighters from Boeing Company.

The Transaction constitutes a major transaction of the Company under the Listing Rules.

The purpose of this circular is to set out further details of the Transaction.

PURCHASE AGREEMENT dated 22nd June 2006

(1) Parties to the Transaction

(i) CPAS, as the purchaser

(ii) Boeing Company, as the vendor

To the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Boeing Company and its ultimate beneficial owner are third parties independent of and not connected with Cathay Pacific or any of its connected persons.

(2) Aircraft to be acquired

Boeing Aircraft, i.e. 6 Boeing 747-400ERF freighters.

As at the Latest Practicable Date, the Company's fleet totals 97 aircraft, comprising 83 passenger aircraft and 14 freighter aircraft.

(3) Consideration

The aircraft basic price comprises the airframe price, optional features prices and engine price. The aircraft basic price of the Boeing Aircraft in aggregate is US$1,557 million. With regard to the Boeing Aircraft, Boeing Company has granted to CPAS significant price concessions which may be used towards the payment for the Boeing Aircraft. Such price concessions were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Boeing Aircraft is lower than the aircraft basic price mentioned above. The Transaction was negotiated and entered into in accordance with customary business practice. Taking into account all the factors relating to the purchase of aircraft by CPAS, including the type, number and delivery schedule of aircraft being purchased, the extent of the price concessions granted to CPAS in the Transaction is comparable with the price concessions that CPAS had obtained in each of the 2005 Aircraft Purchase and the 1st June 2006 Purchase. The Company believes that there is no material difference between the effect of the price concessions obtained in the Transaction and each of the 2005 Aircraft Purchase and the 1st June 2006 Purchase on the Company's operating costs taken as a whole. It is normal business practice of the global airline industry to disclose the aircraft basic price, instead of the actual price, for aircraft acquisitions. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a

significant negative impact on the Company's cost for the Transaction and will therefore not be in the interest of the Company and the Shareholders as a whole. The Company has applied to the Stock Exchange for a waiver from strict compliance of Rules 14.58(4) and 14.66(1) of the Listing Rules in respect of disclosure of the actual consideration of the Boeing Aircraft.

The 2005 Aircraft Purchase constituted a major transaction in respect of which an announcement dated 14th December 2005 was published and a circular dated 22nd December 2005 was sent to shareholders. The purchase of the Boeing Aircraft was not in contemplation at the time of the 2005 Aircraft Purchase. The 1st June 2006 Purchase constituted a discloseable transaction in respect of which an announcement dated 1st June 2006 was published and a circular dated 8th June 2006 was sent to shareholders.

(4) Payment and delivery terms

The consideration for the purchase of each of the Boeing Aircraft is payable in cash in six instalments, with the first five instalments to be paid prior to delivery of each aircraft and the balance, being a substantial portion of the consideration, to be paid upon delivery of the aircraft. The Company is expecting to take delivery of the Boeing Aircraft from 2008 to 2009.

(5) Source of funding

The Transaction will be funded through commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations.

(6) Reasons for, and benefits of, the Transaction

The Boeing Aircraft will replenish and expand the cargo fleet capacity of the Company. They will principally serve destinations in North America, Europe and the Middle East. The Company expects that the Boeing Aircraft will deliver improved payload range capability at competitive operating costs. The Directors consider that the terms of the Transaction are fair and reasonable and in the interests of the shareholders as a whole.

(7) Shareholders' approval

As the relevant percentage ratio under Rule 14.07 of the Listing Rules for the Transaction is above 25% but less than 100%, the Transaction constitutes a major transaction and is therefore subject to approval by the Company's shareholders under the Listing Rules.

The Company has received written approval for the Transaction from a closely allied group of shareholders, namely Swire and CITIC which currently own 1,566,233,246 shares (46.30%) and 859,353,462 shares (25.40%) respectively of the issued share capital of the Company. Swire and CITIC are connected persons of each other. Each of Swire and CITIC and their associates does not have any interest in the Transaction other than as a shareholder of the Company (where applicable). No shareholder would be required to abstain from voting if the Company were to convene a general meeting pursuant to Rule 14.44 of the Listing Rules and therefore the Company will not be convening a shareholders' meeting to approve the Transaction.

EFFECT OF TRANSACTION

As mentioned above, the Transaction will be financed by commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations. The Transaction will therefore increase the Group's fixed assets and liabilities. The Transaction may also result in an increase in the Group's debt-to-equity ratio. The total cash outflow of the Company in the next twelve months in respect of the Transaction is approximately US$130 million. However, the Company does not expect the Transaction to have any material negative impact on its cash flow position or its business operations.

Save as described above, the Transaction is not expected to have any material impact on earnings, assets and liabilities of the Group.

FINANCIAL AND OPERATIONAL PROSPECTS

As disclosed in the 2005 annual report of the Company dated 8th March 2006, for the financial year ended 31st December 2005, the Group's total turnover reached HK$50,909 million, representing an increase of 19.1% over 2004. The Directors consider that rising aviation fuel prices and increased competition in the airline business will present new challenges for the Group. However, the Directors view the future prospects during the current financial year of the Company with confidence and believe that the Group is well placed to continue to develop its business in line with its strategy.

In addition, reference is made to the Company's announcement dated 8th June 2006 regarding a conditional agreement entered into by Air China, the Company, CNAC, CITIC and Swire on 8th June 2006 in relation to (i) the restructuring of the parties' shareholdings in the Company and Dragonair and (ii) the acquisition by the Company of additional shares in Air China. If the agreement becomes unconditional, (1) Dragonair will become a wholly-owned subsidiary of the Company, (2) Air China will become a substantial shareholder of the Company, and (3) the Company will increase its shareholding in Air China.

WORKNG CAPITAL

After taking into account the financial resources available including liquid funds, internally generated funds and available banking facilities, the Directors are of the opinion that the Group, in the absence of unforeseen circumstances, will have sufficient working capital for the next 12 months following the date of this circular.

ADDITIONAL INFORMATION

Your attention is also drawn to the information set out in the appendices to this circular.

By order of the Board
Cathay Pacific Airways Limited
Christopher Pratt
Chairman

I. SUMMARY OF CONSOLIDATED FINANCIAL STATEMENTS

The following audited consolidated profit and loss accounts of the Group for the three years ended 31st December 2005 and the consolidated balance sheets of the Group as at 31st December 2005, 2004 and 2003 are extracted from the Company's annual reports for the year ended 31st December 2005, 2004 and 2003.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the years ended 31 December

	2005 HK$M	2004 HK$M	2003 HK$M
Turnover			
Passenger services	**30,274**	26,407	18,663
Cargo services	**12,852**	11,395	9,913
Catering, recoveries and other services	**7,783**	4,959	1,002
Total turnover	**50,909**	42,761	29,578
Expenses			
Staff	**(9,025)**	(8,842)	(8,035)
Inflight service and passenger expenses	**(2,033)**	(1,758)	(1,223)
Landing, parking and route expenses	**(6,947)**	(6,121)	(4,193)
Fuel	**(15,588)**	(9,321)	(5,236)
Aircraft maintenance	**(4,527)**	(3,784)	(2,856)
Aircraft depreciation and operating leases	**(4,893)**	(4,379)	(3,988)
Other depreciation and operating leases	**(790)**	(814)	(872)
Commissions	**(555)**	(529)	(400)
Others	**(2,408)**	(1,966)	(550)
Operating expenses	**(46,766)**	(37,514)	(27,353)
Operating profit	**4,143**	5,247	2,225
Finance charges	**(1,605)**	(1,628)	(1,807)
Finance income	**1,161**	1,045	1,187
Net finance charges	**(444)**	(583)	(620)
Share of profits of associates	**269**	298	151
Profit before tax	**3,968**	4,962	1,756
Taxation	**(500)**	(446)	(409)
Profit for the year	**3,468**	4,516	1,347
Profit attributable to			
Cathay Pacific shareholders	**3,298**	4,417	1,303
Minority interests	**170**	99	44
	3,468	4,516	1,347
Dividends			
Interim – paid	**676**	674	100
Final – proposed	**947**	1,520	572
Special – paid	**–**	–	943
	1,623	2,194	1,615
Earnings per share			
Basic	**97.7¢**	131.4¢	39.0¢
Diluted	**97.4¢**	130.7¢	38.8¢
Dividend per share	**48.0¢**	65.0¢	48.0¢

CONSOLIDATED BALANCE SHEET

As at 31st December

	2005 HK$M	2004 HK$M	2003 HK$M
ASSETS AND LIABILITIES			
Non-current assets and liabilities			
Fixed assets	**50,156**	50,259	51,357
Intangible assets	**260**	348	405
Investments in associates	**1,731**	1,743	1,661
Other long-term receivables and investments	**5,453**	5,589	1,263
	57,600	57,939	54,686
Long-term liabilities	**(27,745)**	(27,698)	(33,022)
Related pledged security deposits	**8,853**	10,036	11,604
Net long-term liabilities	**(18,892)**	(17,662)	(21,418)
Retirement benefit obligations	**(72)**	(102)	(181)
Deferred taxation	**(6,460)**	(7,280)	(7,762)
	(25,424)	(25,044)	(29,361)
Net non-current assets	**32,176**	32,895	25,325
Current assets and liabilities			
Stock	**657**	524	398
Trade and other receivables	**6,538**	5,347	4,753
Liquid funds	**13,459**	11,474	15,200
	20,654	17,345	20,351
Current portion of long-term liabilities	**(4,849)**	(7,096)	(6,754)
Related pledged security deposits	**1,286**	2,127	1,875
Net current portion of long-term liabilities	**(3,563)**	(4,969)	(4,879)
Trade and other payables	**(7,625)**	(7,163)	(5,543)
Unearned transportation revenue	**(3,864)**	(3,622)	(2,839)
Taxation	**(2,527)**	(1,497)	(1,259)
	(17,579)	(17,251)	(14,520)
Net current assets	**3,075**	94	5,831
Net assets	**35,251**	32,989	31,156
CAPITAL AND RESERVES			
Share capital	**676**	674	669
Reserves	**34,292**	32,181	30,383
Funds attributable to Cathay Pacific shareholders	**34,968**	32,855	31,052
Minority interests	**283**	134	104
Total equity	**35,251**	32,989	31,156

II. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2005

The following audited financial statements of the Group are extracted from the Company's annual report for the year ended 31st December 2005. All such financial information should be read in conjunction with the Company's 2005 annual report.

Consolidated Profit and Loss Account

for the year ended 31st December 2005

	Note	2005 HK$M	2004 HK$M	2005 US$M	2004 US$M
Turnover					
Passenger services		**30,274**	26,407	**3,881**	3,386
Cargo services		**12,852**	11,395	**1,648**	1,461
Catering, recoveries and other services		**7,783**	4,959	**998**	635
Total turnover	*1*	**50,909**	42,761	**6,527**	5,482
Expenses					
Staff		**(9,025)**	(8,842)	**(1,157)**	(1,134)
Inflight service and passenger expenses		**(2,033)**	(1,758)	**(261)**	(225)
Landing, parking and route expenses		**(6,947)**	(6,121)	**(891)**	(785)
Fuel		**(15,588)**	(9,321)	**(1,999)**	(1,195)
Aircraft maintenance		**(4,527)**	(3,784)	**(580)**	(485)
Aircraft depreciation and operating leases		**(4,893)**	(4,379)	**(627)**	(561)
Other depreciation and operating leases		**(790)**	(814)	**(101)**	(104)
Commissions		**(555)**	(529)	**(71)**	(68)
Others		**(2,408)**	(1,966)	**(309)**	(252)
Operating expenses		**(46,766)**	(37,514)	**(5,996)**	(4,809)
Operating profit	*2*	**4,143**	5,247	**531**	673
Finance charges		**(1,605)**	(1,628)	**(206)**	(209)
Finance income		**1,161**	1,045	**149**	134
Net finance charges	*3*	**(444)**	(583)	**(57)**	(75)
Share of profits of associates	*11*	**269**	298	**35**	38
Profit before tax		**3,968**	4,962	**509**	636
Taxation	*4*	**(500)**	(446)	**(64)**	(57)
Profit for the year		**3,468**	4,516	**445**	579
Profit attributable to					
Cathay Pacific shareholders	*5*	**3,298**	4,417	**423**	566
Minority interests		**170**	99	**22**	13
		3,468	4,516	**445**	579
Dividends					
Interim – paid	*6*	**676**	674	**87**	86
Final – proposed	*6*	**947**	1,520	**121**	195
		1,623	2,194	**208**	281
Earnings per share					
Basic	*7*	**97.7¢**	131.4¢	**12.5¢**	16.8¢
Diluted	*7*	**97.4¢**	130.7¢	**12.5¢**	16.8¢
Dividend per share	*6*	**48.0¢**	65.0¢	**6.2¢**	8.3¢

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 16 to 47 form part of these accounts.

CONSOLIDATED BALANCE SHEET

at 31st December 2005

	Note	**2005 HK$M**	2004 HK$M	**2005 US$M**	2004 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	8	**50,156**	50,259	**6,430**	6,443
Intangible assets	9	**260**	348	**33**	45
Investments in associates	11	**1,731**	1,743	**222**	223
Other long-term receivables and investments	12	**5,453**	5,589	**699**	717
		57,600	57,939	**7,384**	7,428
Long-term liabilities		**(27,745)**	(27,698)	**(3,557)**	(3,551)
Related pledged security deposits		**8,853**	10,036	**1,135**	1,287
Net long-term liabilities	13	**(18,892)**	(17,662)	**(2,422)**	(2,264)
Retirement benefit obligations	14	**(72)**	(102)	**(9)**	(13)
Deferred taxation	15	**(6,460)**	(7,280)	**(828)**	(934)
		(25,424)	(25,044)	**(3,259)**	(3,211)
Net non-current assets		**32,176**	32,895	**4,125**	4,217
Current assets and liabilities					
Stock		**657**	524	**84**	67
Trade and other receivables	16	**6,538**	5,347	**838**	686
Liquid funds	17	**13,459**	11,474	**1,726**	1,471
		20,654	17,345	**2,648**	2,224
Current portion of long-term liabilities		**(4,849)**	(7,096)	**(622)**	(910)
Related pledged security deposits		**1,286**	2,127	**165**	273
Net current portion of long-term liabilities	13	**(3,563)**	(4,969)	**(457)**	(637)
Trade and other payables	18	**(7,625)**	(7,163)	**(978)**	(919)
Unearned transportation revenue		**(3,864)**	(3,622)	**(495)**	(464)
Taxation		**(2,527)**	(1,497)	**(324)**	(192)
		(17,579)	(17,251)	**(2,254)**	(2,212)
Net current assets		**3,075**	94	**394**	12
Net assets		**35,251**	32,989	**4,519**	4,229
CAPITAL AND RESERVES					
Share capital	19	**676**	674	**87**	86
Reserves	20	**34,292**	32,181	**4,396**	4,126
Funds attributable to Cathay Pacific shareholders		**34,968**	32,855	**4,483**	4,212
Minority interests		**283**	134	**36**	17
Total equity		**35,251**	32,989	**4,519**	4,229

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 16 to 47 form part of these accounts.

Christopher Pratt
Director
Hong Kong, 8th March 2006

Henry Fan
Director

Company Balance Sheet

at 31st December 2005

	Note	2005 HK$M	2004 HK$M	2005 US$M	2004 US$M
ASSETS AND LIABILITIES					
Non-current assets and liabilities					
Fixed assets	8	**41,680**	41,701	**5,343**	5,346
Intangible assets	9	**83**	172	**11**	22
Investments in subsidiaries	10	**11,360**	13,108	**1,456**	1,680
Investments in associates	11	**60**	61	**8**	8
Other long-term receivables and investments	12	**3,792**	3,890	**486**	499
		56,975	58,932	**7,304**	7,555
Long-term liabilities		**(25,503)**	(26,040)	**(3,269)**	(3,338)
Related pledged security deposits		**3,200**	3,575	**410**	458
Net long-term liabilities	13	**(22,303)**	(22,465)	**(2,859)**	(2,880)
Retirement benefit obligations	14	**(127)**	(166)	**(16)**	(21)
Deferred taxation	15	**(6,234)**	(7,113)	**(799)**	(912)
		(28,664)	(29,744)	**(3,674)**	(3,813)
Net non-current assets		**28,311**	29,188	**3,630**	3,742
Current assets and liabilities					
Stock		**643**	509	**82**	65
Trade and other receivables	16	**6,166**	5,038	**790**	646
Liquid funds	17	**4,887**	3,244	**627**	416
		11,696	8,791	**1,499**	1,127
Current portion of long-term liabilities		**(4,807)**	(6,327)	**(616)**	(811)
Related pledged security deposits		**400**	769	**51**	98
Net current portion of long-term liabilities	13	**(4,407)**	(5,558)	**(565)**	(713)
Trade and other payables	18	**(7,565)**	(7,021)	**(971)**	(900)
Unearned transportation revenue		**(3,864)**	(3,622)	**(495)**	(464)
Taxation		**(2,484)**	(1,457)	**(318)**	(187)
		(18,320)	(17,658)	**(2,349)**	(2,264)
Net current liabilities		**(6,624)**	(8,867)	**(850)**	(1,137)
Net assets		**21,687**	20,321	**2,780**	2,605
CAPITAL AND RESERVES					
Share capital	19	**676**	674	**87**	86
Reserves	20	**21,011**	19,647	**2,693**	2,519
Total equity		**21,687**	20,321	**2,780**	2,605

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 16 to 47 form part of these accounts.

Christopher Pratt
Director

Henry Fan
Director

Hong Kong, 8th March 2006

Consolidated Cash Flow Statement

for the year ended 31st December 2005

	Note	**2005 HK$M**	2004 HK$M	**2005 US$M**	2004 US$M
Operating activities					
Cash generated from operations	*21*	**8,706**	10,595	**1,116**	1,359
Dividends received from associates	*11*	**170**	122	**22**	16
Interest received		**163**	59	**21**	8
Net interest paid		**(671)**	(786)	**(86)**	(101)
Tax paid		**(971)**	(785)	**(125)**	(101)
Net cash inflow from operating activities		**7,397**	9,205	**948**	1,181
Investing activities					
Receipts from disposal of an investment		**117**	–	**15**	–
Receipts from capital reduction, loan and disposal of associates		**108**	69	**14**	9
Sales of fixed assets		**21**	54	**3**	7
Payments for fixed and intangible assets		**(4,354)**	(4,064)	**(558)**	(521)
Net increase in long-term receivables and investments		**(232)**	(2,692)	**(30)**	(345)
Net (increase)/decrease in liquid funds other than cash and cash equivalents		**(120)**	884	**(15)**	113
Net cash outflow from investing activities		**(4,460)**	(5,749)	**(571)**	(737)
Financing activities					
New financing		**5,486**	1,746	**703**	224
Net cash benefit from financing arrangements		**343**	51	**44**	7
Shares issued	*19*	**78**	199	**10**	25
Loan and finance lease repayments		**(4,807)**	(6,247)	**(616)**	(801)
Security deposits placed		**(91)**	(94)	**(11)**	(12)
Dividends paid – to shareholders		**(2,196)**	(2,189)	**(282)**	(281)
– to minority interests		**(21)**	(69)	**(3)**	(9)
Net cash outflow from financing activities		**(1,208)**	(6,603)	**(155)**	(847)
Increase/(decrease) in cash and cash equivalents		**1,729**	(3,147)	**222**	(403)
Cash and cash equivalents at 1st January		**2,657**	5,649	**341**	724
Effect of exchange differences		**(119)**	155	**(16)**	20
Cash and cash equivalents at 31st December	*22*	**4,267**	2,657	**547**	341

The accounts are prepared and presented in HK$, the functional currency. The US$ figures are shown only as supplementary information and are translated at HK$7.8.

The notes on pages 16 to 47 form part of these accounts.

Consolidated Statement of Changes in Equity

for the year ended 31st December 2005

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 31st December 2004	**674**	**25,496**	**7,455**	**493**	**(1,285)**	**22**	**32,855**	**134**	**32,989**
Prior year adjustment for financial derivatives	–	(106)	–	–	–	–	(106)	–	(106)
At 1st January 2005	**674**	**25,390**	**7,455**	**493**	**(1,285)**	**22**	**32,749**	**134**	**32,883**
Changes in cash flow hedges									
– recognised during the year	–	–	–	–	1,212	–	1,212	–	1,212
– deferred tax recognised	–	–	–	–	(165)	–	(165)	–	(165)
– transferred to profit for the year	–	–	–	–	268	–	268	–	268
Revaluation deficit recognised during the year	–	–	–	(265)	–	–	(265)	–	(265)
Exchange differences	–	–	–	–	–	(11)	(11)	–	(11)
Net (loss)/gain recognised directly in equity	–	–	–	(265)	1,315	(11)	1,039	–	1,039
Profit for the year	–	3,298	–	–	–	–	3,298	170	3,468
Total recognised profit/(loss) for the year	–	3,298	–	(265)	1,315	(11)	4,337	170	4,507
2004 final dividend	–	(1,520)	–	–	–	–	(1,520)	–	(1,520)
2005 interim dividend	–	(676)	–	–	–	–	(676)	–	(676)
Dividends paid to minority interests	–	–	–	–	–	–	–	(21)	(21)
Share options exercised	2	–	76	–	–	–	78	–	78
Total transactions with shareholders	2	(2,196)	76	–	–	–	(2,118)	(21)	(2,139)
At 31st December 2005	**676**	**26,492**	**7,531**	**228**	**30**	**11**	**34,968**	**283**	**35,251**

The notes on pages 16 to 47 form part of these accounts.

Consolidated Statement of Changes in Equity

for the year ended 31st December 2004

	Attributable to Cathay Pacific shareholders							Minority interests	Total equity
			Non-distributable						
	Share capital HK$M	Retained profit HK$M	Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve and others HK$M	Total HK$M	HK$M	HK$M
At 31st December 2003	669	23,518	7,261	354	(770)	20	31,052	104	31,156
Prior year adjustment on Asia Miles	–	(250)	–	–	–	–	(250)	–	(250)
At 1st January 2004	669	23,268	7,261	354	(770)	20	30,802	104	30,906
Exchange differences on cash flow hedges									
– *recognised during the year*	–	–	–	–	(966)	–	(966)	–	(966)
– deferred tax recognised	–	–	–	–	68	–	68	–	68
– transferred to profit for the year	–	–	–	–	383	–	383	–	383
Revaluation surplus recognised during the year	–	–	–	139	–	–	139	–	139
Exchange differences	–	–	–	–	–	15	15	–	15
Capital reserve written back on disposal of an associate	–	–	–	–	–	(13)	(13)	–	(13)
Net gain/(loss) recognised directly in equity	–	–	–	139	(515)	2	(374)	–	(374)
Profit for the year	–	4,417	–	–	–	–	4,417	99	4,516
Total recognised profit/(loss) for the year	–	4,417	–	139	(515)	2	4,043	99	4,142
2003 final dividend	–	(1,515)	–	–	–	–	(1,515)	–	(1,515)
2004 interim dividend	–	(674)	–	–	–	–	(674)	–	(674)
Dividends paid to minority interests	–	–	–	–	–	–	–	(69)	(69)
Share options exercised	5	–	194	–	–	–	199	–	199
Total transactions with shareholders	5	(2,189)	194	–	–	–	(1,990)	(69)	(2,059)
At 31st December 2004	674	25,496	7,455	493	(1,285)	22	32,855	134	32,989

The notes on pages 16 to 47 form part of these accounts.

Company Statement of Changes in Equity

for the year ended 31st December 2005

	Share capital HK$M	Retained profit HK$M	Non-distributable Share premium HK$M	Investment revaluation reserve HK$M	Cash flow hedge reserve HK$M	Capital redemption reserve HK$M	Total equity HK$M
At 31st December 2004	674	13,123	7,455	469	(1,421)	21	20,321
Prior year adjustment for financial derivatives	–	(106)	–	–	–	–	(106)
At 1st January 2005	674	13,017	7,455	469	(1,421)	21	20,215
Changes in cash flow hedges							
– recognised during the year	–	–	–	–	1,210	–	1,210
– deferred tax recognised	–	–	–	–	(165)	–	(165)
– transferred to profit for the year	–	–	–	–	441	–	441
Revaluation deficit recognised during the year	–	–	–	(267)	–	–	(267)
Net (loss)/gain recognised directly in equity	–	–	–	(267)	1,486	–	1,219
Profit for the year	–	2,371	–	–	–	–	2,371
Total recognised profit/(loss) for the year	–	2,371	–	(267)	1,486	–	3,590
2004 final dividend	–	(1,520)	–	–	–	–	(1,520)
2005 interim dividend	–	(676)	–	–	–	–	(676)
Share options exercised	2	–	76	–	–	–	78
Total transactions with shareholders	2	(2,196)	76	–	–	–	(2,118)
At 31st December 2005	676	13,192	7,531	202	65	21	21,687

The notes on pages 16 to 47 form part of these accounts.

Company Statement of Changes in Equity

for the year ended 31st December 2004

	Share capital HK$M	Retained profit HK$M	Non-distributable: Share premium HK$M	Non-distributable: Investment revaluation reserve HK$M	Non-distributable: Cash flow hedge reserve HK$M	Non-distributable: Capital redemption reserve HK$M	Total equity HK$M
At 31st December 2003	669	11,781	7,261	349	(813)	21	19,268
Prior year adjustment on Asia Miles	–	(250)	–	–	–	–	(250)
At 1st January 2004	669	11,531	7,261	349	(813)	21	19,018
Exchange differences on cash flow hedges							
– recognised during the year	–	–	–	–	(1,058)	–	(1,058)
– deferred tax recognised	–	–	–	–	68	–	68
– transferred to profit for the year	–	–	–	–	382	–	382
Revaluation surplus recognised during the year	–	–	–	120	–	–	120
Net gain/(loss) recognised directly in equity	–	–	–	120	(608)	–	(488)
Profit for the year	–	3,781	–	–	–	–	3,781
Total recognised profit/(loss) for the year	–	3,781	–	120	(608)	–	3,293
2003 final dividend	–	(1,515)	–	–	–	–	(1,515)
2004 interim dividend	–	(674)	–	–	–	–	(674)
Share options exercised	5	–	194	–	–	–	199
Total transactions with shareholders	5	(2,189)	194	–	–	–	(1,990)
At 31st December 2004	674	13,123	7,455	469	(1,421)	21	20,321

The notes on pages 16 to 47 form part of these accounts.

Notes to the Accounts

1. Turnover

Turnover comprises revenue from transportation services, airline catering, recoveries and other services provided to third parties. Recoveries have been included in the 2004 comparatives.

(a) Primary reporting by geographical segment

	2005 HK$M	2004 HK$M
Turnover by origin of sale:		
North Asia		
– Hong Kong and Mainland China	**20,256**	17,242
– Japan, Korea and Taiwan	**8,432**	7,346
South West Pacific and South Africa	**3,747**	3,215
Europe	**6,150**	5,100
South East Asia and Middle East	**5,870**	4,699
North America	**6,454**	5,159
	50,909	42,761

South West Pacific and South Africa includes Australia, New Zealand and Southern Africa. Europe includes Continental Europe, the United Kingdom, Scandinavia, Russia, Baltic and Turkey. South East Asia and Middle East includes Singapore, Indonesia, Malaysia, Thailand, the Philippines, Vietnam, Indian sub-continent and Middle East. North America includes U.S.A., Canada and Latin America.

Analysis of turnover and profit by geographical segment:

The analysis of turnover by origin of sale is derived by allocating revenue to the area in which the sale was made. Management considers that it is not meaningful to allocate cost on this basis and accordingly segment results are not disclosed.

Analysis of net assets by geographical segment:

The major revenue earning asset is the aircraft fleet which is registered in Hong Kong and is employed across its worldwide route network. Management considers that there is no suitable basis for allocating such assets and related liabilities to geographical segments. Accordingly, segment assets, segment liabilities and other segment information is not disclosed.

1. **Turnover** *(continued)*

(b) Secondary reporting by business segment

	2005 HK$M	2004 HK$M
Revenue – external sales		
– Passenger services	**30,274**	26,407
– Cargo services	**12,852**	11,395
	43,126	37,802
Unallocated revenue		
– Catering, recoveries and other services	**7,783**	4,959
	50,909	42,761

The Group is engaged in two main business segments: in passenger business through the Company and in freight traffic through the Company and a subsidiary. Catering services, recoveries and other airline supporting services which supplement the Group's main operating business are included in unallocated revenue.

Analysis of net assets by business segment:

The major revenue earning asset is the aircraft fleet which is jointly used by the passenger services and cargo services segments. Management considers it is not appropriate to allocate such assets between the two segments as there is no suitable basis for so doing. Accordingly, analysis of net assets by business segment is not disclosed.

2. **Operating profit**

	2005 HK$M	2004 HK$M
Operating profit has been arrived at after charging/(crediting):		
Depreciation of fixed assets		
– Leased	**1,853**	1,855
– Owned	**2,110**	1,909
Amortisation of intangible assets	**44**	84
Operating lease rentals		
– Land and buildings	**382**	363
– Aircraft and related equipment	**1,258**	948
– Others	**36**	34
Operating lease income		
– Aircraft and related equipment	**(11)**	(23)
Cost of stock expensed	**1,427**	1,224
Exchange differences	**(156)**	(199)
Auditors' remuneration	**6**	6
Income from unlisted investments	**(119)**	(103)
Income from listed investments	**(6)**	(3)
Share of associates' tax	**50**	58

3. Net finance charges

	2005 HK$M	2004 HK$M
Net interest charges comprise:		
– Obligations under finance leases	**1,436**	1,522
– Interest income on related security deposits, notes and bonds	**(726)**	(837)
	710	685
– Bank loans and overdrafts	**117**	92
– Other loans wholly repayable within five years	**39**	8
– Other loans not wholly repayable within five years	**–**	6
	866	791
Income from liquid funds:		
– Funds with investment managers and other liquid investments	**(259)**	(122)
– Bank deposits and other receivables	**(169)**	(86)
	(428)	(208)
Financial derivatives:		
– Interest income	**(7)**	–
– Interest expenses	**13**	–
	6	–
	444	583

Finance income and charges relating to defeasance arrangements have been netted off in the above figures.

4. Taxation

	2005 HK$M	2004 HK$M
Current tax expenses		
– Hong Kong profits tax	**61**	55
– Overseas tax	**327**	276
– (Over)/under provisions for prior years	**(72)**	24
Deferred tax		
– Origination and reversal of temporary differences	**184**	91
	500	446

Hong Kong profits tax is calculated at 17.5% (2004: 17.5%) on the estimated assessable profits for the year. Overseas tax is calculated at rates of tax applicable in countries to which the Group is assessable for tax. Tax provisions are reviewed regularly to take into account changes in legislation, practice and status of negotiations.

4. Taxation *(continued)*

A reconciliation between tax charge and accounting profit at applicable tax rates is as follows:

	2005 HK$M	2004 HK$M
Consolidated profit before tax	**3,968**	4,962
Notional tax calculated at Hong Kong profits tax rate of 17.5% (2004: 17.5%)	**(694)**	(868)
Expenses not deductible for tax purposes	**(184)**	(168)
Tax provisions over/(under) provided in prior years	**72**	(24)
Effect of different tax rates in overseas jurisdictions	**294**	432
(Unused tax losses not recognised)/tax losses recognised	**(97)**	63
Income not subject to tax	**109**	119
Tax charge	**(500)**	(446)

Further information on deferred tax is shown in note 15 to the accounts.

5. Profit attributable to shareholders

Of the profit attributable to Cathay Pacific shareholders, a profit of HK$2,371 million (2004: HK$3,781 million) has been dealt with in the accounts of the Company.

6. Dividends

	2005 HK$M	2004 HK$M
2005 interim dividend paid on 3rd October 2005 of HK¢20 per share (2004: HK¢20 per share)	**676**	674
2005 final dividend proposed on 8th March 2006 of HK¢28 per share (2004: HK¢45 per share)	**947**	1,520
	1,623	2,194

7. Earnings per share

Basic earnings per share and diluted earnings per share are calculated by dividing the profit attributable to Cathay Pacific shareholders of HK$3,298 million (2004: HK$4,417 million) by the daily weighted average number of shares in issue throughout the year of 3,377 million (2004: 3,362 million) shares and 3,386 million (2004: 3,379 million) shares respectively with the latter adjusted for the effects of the share options.

	2005 Million	2004 Million
Weighted average number of ordinary shares used in calculating basic earnings per share	**3,377**	3,362
Deemed issue of ordinary shares for no consideration	**9**	17
Weighted average number of ordinary shares used in calculating diluted earnings per share	**3,386**	3,379

8. Fixed assets

	Aircraft and related equipment		Other equipment		Buildings	
	Owned HK$M	Leased HK$M	Owned HK$M	Leased HK$M	Owned HK$M	Total HK$M
Group						
Cost						
At 1st January 2005	**29,557**	**43,181**	**2,304**	**547**	**4,522**	**80,111**
Exchange differences	**3**	**–**	**2**	**–**	**2**	**7**
Additions	**3,448**	**435**	**118**	**–**	**–**	**4,001**
Disposals	**(244)**	**–**	**(95)**	**–**	**(2)**	**(341)**
Transfers	**2,506**	**(2,506)**	**–**	**–**	**–**	**–**
At 31st December 2005	**35,270**	**41,110**	**2,329**	**547**	**4,522**	**83,778**
At 31st December 2003	24,760	44,109	2,328	547	6,292	78,036
Reclassification of leasehold land	–	–	–	–	(1,767)	(1,767)
At 1st January 2004	24,760	44,109	2,328	547	4,525	76,269
Exchange differences	2	–	3	–	5	10
Additions	3,798	446	84	–	1	4,329
Disposals	(377)	–	(111)	–	(9)	(497)
Transfers	1,374	(1,374)	–	–	–	–
At 31st December 2004	29,557	43,181	2,304	547	4,522	80,111
Accumulated depreciation						
At 1st January 2005	**13,833**	**12,942**	**1,556**	**258**	**1,263**	**29,852**
Exchange differences	**–**	**–**	**1**	**–**	**1**	**2**
Charge for the year	**1,805**	**1,830**	**144**	**23**	**161**	**3,963**
Disposals	**(99)**	**–**	**(94)**	**–**	**(2)**	**(195)**
Transfers	**2,286**	**(2,286)**	**–**	**–**	**–**	**–**
At 31st December 2005	**17,825**	**12,486**	**1,607**	**281**	**1,423**	**33,622**
At 31st December 2003	11,591	12,055	1,517	234	1,282	26,679
Reclassification of leasehold land	–	–	–	–	(181)	(181)
At 1st January 2004	11,591	12,055	1,517	234	1,101	26,498
Exchange differences	–	–	2	–	2	4
Charge for the year	1,600	1,831	147	24	162	3,764
Disposals	(302)	–	(110)	–	(2)	(414)
Transfers	944	(944)	–	–	–	–
At 31st December 2004	13,833	12,942	1,556	258	1,263	29,852
Net book value						
At 31st December 2005	**17,445**	**28,624**	**722**	**266**	**3,099**	**50,156**
At 31st December 2004	15,724	30,239	748	289	3,259	50,259

8. Fixed assets *(continued)*

	Aircraft and related equipment		Other equipment		Buildings	
	Owned HK$M	Leased HK$M	Owned HK$M	Leased HK$M	Owned HK$M	Total HK$M
Company						
Cost						
At 1st January 2005	**22,240**	**44,238**	**787**	**547**	**399**	**68,211**
Additions	**3,674**	**–**	**65**	**–**	**–**	**3,739**
Disposals	**(240)**	**–**	**(79)**	**–**	**(2)**	**(321)**
Transfers	**2,913**	**(2,913)**	**–**	**–**	**–**	**–**
At 31st December 2005	**28,587**	**41,325**	**773**	**547**	**397**	**71,629**
At 1st January 2004	19,054	46,007	850	547	408	66,866
Additions	1,641	–	45	–	–	1,686
Disposals	(224)	–	(108)	–	(9)	(341)
Transfers	1,769	(1,769)	–	–	–	–
At 31st December 2004	22,240	44,238	787	547	399	68,211
Accumulated depreciation						
At 1st January 2005	**11,495**	**13,748**	**668**	**258**	**341**	**26,510**
Charge for the year	**1,650**	**1,874**	**50**	**23**	**22**	**3,619**
Disposals	**(99)**	**–**	**(79)**	**–**	**(2)**	**(180)**
Transfers	**2,286**	**(2,286)**	**–**	**–**	**–**	**–**
At 31st December 2005	**15,332**	**13,336**	**639**	**281**	**361**	**29,949**
At 1st January 2004	9,232	12,774	718	234	320	23,278
Charge for the year	1,468	1,918	57	24	23	3,490
Disposals	(149)	–	(107)	–	(2)	(258)
Transfers	944	(944)	–	–	–	–
At 31st December 2004	11,495	13,748	668	258	341	26,510
Net book value						
At 31st December 2005	**13,255**	**27,989**	**134**	**266**	**36**	**41,680**
At 31st December 2004	10,745	30,490	119	289	58	41,701

8. Fixed assets *(continued)*

(a) Finance leased assets

Certain aircraft are subject to leases with purchase options to be exercised at the end of the respective leases. The remaining lease terms range from 1 to 12 years. Some of the rent payments are on a floating basis which are generally linked to market rates of interest. All leases permit subleasing rights subject to appropriate consent from lessors. Early repayment penalties would be payable on some of the leases should they be terminated prior to their specified expiry dates.

(b) Operating leased assets

Certain aircraft, buildings and other equipment are under operating leases.

Under the operating lease arrangements for aircraft, the lease rentals are fixed and subleasing is not allowed. At 31st December 2005, three B747-400s (2004: three), four A340-300s (2004: four), three A340-600s (2004: three) and three A330-300s (2004: nil), all with purchase options, held under operating leases were not capitalised. The estimated capitalised value of these leases being the present value of the aggregate future lease payments is HK$2,347 million (2004: HK$1,315 million).

Operating leases for buildings and other equipment are normally set with fixed rental payments with options to renew the leases upon expiry at new terms.

The future minimum lease payments payable under operating leases committed as at 31st December 2005 for each of the following periods are as follows:

	2005 HK$M	2004 HK$M
Aircraft and related equipment:		
– within one year	**941**	1,144
– after one year but within five years	**3,880**	1,883
– after five years	**4,706**	389
	9,527	3,416
Buildings and other equipment:		
– within one year	**232**	261
– after one year but within five years	**339**	418
– after five years	**129**	175
	700	854
	10,227	4,270

(c) Advance payments are made to manufacturers for aircraft and related equipment to be delivered in future years. Advance payments included in owned aircraft and related equipment amounted to HK$2,036 million (2004: HK$2,698 million) for the Group and HK$222 million (2004: HK$197 million) for the Company. No depreciation is provided on these advance payments.

(d) Security, including charges over the assets concerned and relevant insurance policies, is provided to the leasing companies or other parties that provide the underlying finance. Further information is provided under note 13 to the accounts.

9. Intangible assets

	Group			Company
	Goodwill HK$M	Computer systems HK$M	Total HK$M	Computer systems HK$M
Cost				
At 31st December 2004	**358**	**640**	**998**	**617**
Elimination of accumulated amortisation	**(182)**	**–**	**(182)**	**–**
At 1st January 2005	**176**	**640**	**816**	**617**
Additions	**–**	**61**	**61**	**60**
Disposals	**–**	**(119)**	**(119)**	**(119)**
At 31st December 2005	**176**	**582**	**758**	**558**
At 1st January 2004	362	665	1,027	642
Additions	–	27	27	27
Disposals	(4)	(52)	(56)	(52)
At 31st December 2004	358	640	998	617
Accumulated amortisation				
At 31st December 2004	**182**	**468**	**650**	**445**
Elimination of accumulated amortisation	**(182)**	**–**	**(182)**	**–**
At 1st January 2005	**–**	**468**	**468**	**445**
Charge for the year	**–**	**44**	**44**	**44**
Disposals	**–**	**(14)**	**(14)**	**(14)**
At 31st December 2005	**–**	**498**	**498**	**475**
At 1st January 2004	169	453	622	431
Charge for the year	17	67	84	66
Disposals	(4)	(52)	(56)	(52)
At 31st December 2004	182	468	650	445
Net book value				
At 31st December 2005	**176**	**84**	**260**	**83**
At 31st December 2004	176	172	348	172

10. Subsidiaries

	Company	
	2005 HK$M	2004 HK$M
Unlisted shares at cost	**214**	214
Net amounts due (to)/from subsidiaries		
– Loan accounts	**(4,327)**	(6,318)
– Current accounts	**253**	530
Other investments	**15,220**	18,682
	11,360	13,108

Principal subsidiaries are listed on page 46.

11. Associates

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Hong Kong listed shares at cost (Market value: HK$2,716 million, 2004: HK$1,913 million)	**–**	–	**52**	52
Unlisted shares at cost	**–**	–	**17**	26
Share of net assets				
– listed in Hong Kong	**975**	863	**–**	–
– unlisted	**755**	773	**–**	–
	1,730	1,636	**69**	78
Less: Impairment loss	**–**	–	**(9)**	(17)
Loans to associates	**1**	107	**–**	–
	1,731	1,743	**60**	61
Share of profits of associates				
– listed	**170**	120	**–**	–
– unlisted	**99**	178	**–**	–
	269	298	**–**	–
Dividends received and receivable from associates	**170**	122	**63**	97

	2005 HK$M	2004 HK$M
Summarised financial information of associates:		
Assets	**16,615**	16,413
Liabilities	**(8,913)**	(9,213)
Equity	**7,702**	7,200
Turnover	**14,092**	11,710
Profit for the year	**1,101**	1,230

Principal associates are listed on page 47.

12. Other long-term receivables and investments

	Group		Company	
	2005 **HK$M**	2004 HK$M	**2005** **HK$M**	2004 HK$M
Staff housing loans and other receivables	**506**	403	**500**	395
Investments at fair value				
– listed in Hong Kong	**2,489**	2,891	**2,311**	2,715
– listed outside Hong Kong	**–**	51	**–**	49
– unlisted	**981**	731	**981**	731
Leasehold land rental prepayments	**1,477**	1,513	**–**	–
	5,453	5,589	**3,792**	3,890

Leasehold land is held under medium-term leases in Hong Kong with a total unamortised value of HK$1,513 million (2004: HK$1,549 million).

13. Long-term liabilities

		2005		2004	
	Note	**Current** **HK$M**	**Non-current** **HK$M**	Current HK$M	Non-current HK$M
Group					
Long-term loans	*(a)*	**1,652**	**4,611**	1,229	2,765
Obligations under finance leases	*(b)*	**1,911**	**14,281**	3,740	14,897
		3,563	**18,892**	4,969	17,662
Company					
Long-term loans	*(a)*	**1,388**	**3,648**	478	1,514
Obligations under finance leases	*(b)*	**3,019**	**18,655**	5,080	20,951
		4,407	**22,303**	5,558	22,465

13. Long-term liabilities *(continued)*

(a) Long-term loans

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Bank loans				
– secured	**3,416**	2,328	**2,255**	673
– unsecured	**1,423**	894	**1,423**	894
Other loans				
– secured	**309**	425	**309**	425
– unsecured	**1,115**	347	**1,049**	–
	6,263	3,994	**5,036**	1,992
Amount due within one year included under current liabilities	**(1,652)**	(1,229)	**(1,388)**	(478)
	4,611	2,765	**3,648**	1,514
Repayable as follows:				
Bank loans				
– within one year	**1,556**	846	**1,324**	409
– after one year but within two years	**299**	1,376	**205**	1,137
– after two years but within five years	**1,561**	528	**1,135**	11
– after five years	**1,423**	472	**1,014**	10
	4,839	3,222	**3,678**	1,567
Other loans				
– within one year	**96**	383	**64**	69
– after one year but within two years	**69**	74	**69**	74
– after two years but within five years	**1,259**	266	**1,225**	233
– after five years	**–**	49	**–**	49
	1,424	772	**1,358**	425
Amount due within one year included under current liabilities	**(1,652)**	(1,229)	**(1,388)**	(478)
	4,611	2,765	**3,648**	1,514

Borrowings other than bank loans are repayable on various dates up to 2010 at interest rates between 0% and 7% per annum while bank loans are repayable up to 2018.

Long-term loans and other liabilities of the Group and the Company not wholly repayable within five years amounted to HK$2,707 million and HK$2,040 million respectively (2004: HK$999 million and HK$279 million).

As at 31st December 2005, the Group and the Company had long-term liabilities which were defeased by funds and other investments totalling HK$19,873 million (2004: HK$23,234 million). Accordingly, these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

13. Long-term liabilities *(continued)*

(b) Obligations under finance leases

The Group has commitments under finance lease agreements in respect of aircraft and related equipment expiring during the years 2006 to 2017. The future payments under these finance leases are as follows:

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Within one year	**4,029**	6,899	**4,170**	6,826
After one year but within two years	**4,097**	3,892	**4,152**	4,212
After two years but within five years	**9,758**	9,498	**11,638**	11,162
After five years	**16,056**	19,015	**14,893**	19,679
Total future payments	**33,940**	39,304	**34,853**	41,879
Interest charges relating to future periods	**(7,609)**	(8,504)	**(9,579)**	(11,504)
Present value of future payments	**26,331**	30,800	**25,274**	30,375
Security deposits, notes and zero coupon bonds	**(10,139)**	(12,163)	**(3,600)**	(4,344)
Amounts due within one year included under current liabilities	**(1,911)**	(3,740)	**(3,019)**	(5,080)
	14,281	14,897	**18,655**	20,951

The present value of future payments is repayable as follows:

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Within one year	**3,197**	5,867	**3,419**	5,849
After one year but within two years	**3,261**	3,054	**3,445**	3,426
After two years but within five years	**7,658**	7,405	**9,529**	9,050
After five years	**12,215**	14,474	**8,881**	12,050
	26,331	30,800	**25,274**	30,375

As at 31st December 2005, the Group and the Company had obligations under finance leases which were defeased by funds and other investments amounting to HK$8,507 million and HK$1,080 million respectively (2004: HK$8,735 million and HK$1,556 million). Accordingly these liabilities and the related funds, as well as related expenditure and income, have been netted off in the accounts.

(c) Long-term liabilities by currency at the year end are summarised below:

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
US dollar	**16,045**	11,030	**19,145**	15,204
Euro	**2,746**	5,733	**3,459**	6,623
Hong Kong dollar	**1,457**	1,094	**1,424**	894
Singapore dollar	**1,049**	360	**1,049**	360
Pound sterling	**688**	990	**688**	990
Japanese yen	**470**	1,808	**945**	2,336
Others	**–**	1,616	**–**	1,616
	22,455	22,631	**26,710**	28,023

Further information on long-term liabilities is shown in note 27 to the accounts.

14. Retirement benefits

The Group operates various defined benefit and defined contribution retirement schemes for its employees in Hong Kong and in certain overseas locations. The assets of these schemes are held in funds administered by independent trustees. The retirement schemes in Hong Kong are registered under and comply with the Occupational Retirement Schemes Ordinance and the Mandatory Provident Fund Schemes Ordinance ("MPFSO"). Most of the employees engaged outside Hong Kong are covered by appropriate local arrangements.

The Group operates the following principal schemes:

(a) Defined benefit retirement schemes

The Swire Group Retirement Benefit Scheme ("SGRBS") in Hong Kong, in which the Company and Cathay Pacific Catering Services (H.K.) Limited ("CPCS") are participating employers, provides resignation and retirement benefits to its members, which include the Company's cabin attendants who joined before September 1996 and other locally engaged employees who joined before June 1997, upon their cessation of service. The Company and CPCS meet the full cost of all benefits due by SGRBS to their employee members who are not required to contribute to the scheme.

Staff employed by the Company in Hong Kong on expatriate terms before April 1993 were eligible to join another scheme, the Cathay Pacific Airways Limited Retirement Scheme ("CPALRS"). Both members and the Company contribute to CPALRS.

The latest actuarial valuation of CPALRS was completed by a qualified actuary, Watson Wyatt Hong Kong Limited ("Wyatt"), as at 31st December 2005 using the projected unit credit method. Wyatt completed their most recent actuarial valuation of the portion of SGRBS funds specifically designated for the Company's employees as at 31st December 2003. The figures for SGRBS disclosed as at 31st December 2005 were provided by Cannon Trustees Limited, the administration manager. The Group's obligations are 101% (2004: 96%) covered by the plan assets held by the trustees.

	2005		2004	
	SGRBS	**CPALRS**	SGRBS	CPALRS
The principal actuarial assumptions are:				
Discount rate used	**4.25%**	**4%**	3.75%	2.75%
Expected return on plan assets	**6%**	**6%**	6%	6%
Future salary increases	**2 – 5%**	**2 – 5%**	2 – 5%	2 – 5%

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Net liability recognised in the balance sheet:				
Present value of funded obligations	**7,341**	7,227	**6,818**	6,825
Fair value of plan assets	**(7,387)**	(6,933)	**(6,833)**	(6,415)
	(46)	294	**(15)**	410
Net unrecognised actuarial gains/(losses)	**118**	(192)	**142**	(244)
	72	102	**127**	166

14. Retirement benefits *(continued)*

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Movements in net retirement benefit liability comprise:				
At 1st January	**102**	181	**166**	224
Movements for the year				
– net expenses recognised in the profit and loss account	**267**	380	**246**	373
– contributions paid	**(297)**	(459)	**(285)**	(431)
At 31st December	**72**	102	**127**	166

	2005 HK$M	2004 HK$M
Net expenses recognised in the Group profit and loss account:		
Current service cost	**382**	454
Interest on obligations	**297**	287
Expected return on plan assets	**(411)**	(361)
Actuarial gain recognised	**(1)**	–
Total included in staff costs	**267**	380
Actual return on plan assets	**590**	845

The difference between the fair value of the schemes' assets and the present value of the accrued past services liabilities at the date of an actuarial valuation is taken into consideration when determining future funding levels in order to ensure that the schemes will be able to meet liabilities as they become due. The contributions are calculated based upon funding recommendations arising from actuarial valuations.

(b) Defined contribution retirement schemes

Staff employed by the Company in Hong Kong on expatriate terms are eligible to join a defined contribution retirement scheme, the CPA Provident Fund 1993. All staff employed in Hong Kong are eligible to join the CPA Provident Fund.

Under the terms of these schemes, other than the Company contribution, staff may elect to contribute from 0% to 10% of the monthly salary. During the year, the benefits forfeited in accordance with the schemes' rules amounted to HK$12 million (2004: HK$11 million) which have been applied towards the contributions payable by the Company.

A mandatory provident fund ("MPF") scheme was established under the MPFSO in December 2000. Where staff elect to join the MPF scheme, both the Company and staff are required to contribute 5% of the employees' relevant income (capped at HK$20,000). Staff may elect to contribute more than the minimum as a voluntary contribution.

Contributions to defined contribution retirement schemes charged to the Group profit and loss account are HK$386 million (2004: HK$351 million).

15. Deferred taxation

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Deferred tax assets:				
– Retirement benefits	**(15)**	(23)	**(24)**	(34)
– Provisions	**(19)**	(15)	**(19)**	(14)
– Tax losses	**(307)**	(125)	**(219)**	(43)
– Cash flow hedges	**–**	(158)	**–**	(158)
Deferred tax liabilities:				
– Accelerated tax depreciation	**1,311**	949	**1,006**	710
– Cash flow hedges	**7**	–	**7**	–
Provision in respect of certain lease arrangements	**5,483**	6,652	**5,483**	6,652
	6,460	7,280	**6,234**	7,113

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Movements in deferred taxation comprise:				
At 1st January	**7,280**	7,762	**7,113**	7,617
Movements for the year				
– transfer from profit and loss account				
– deferred tax expenses (note 4)	**184**	91	**125**	69
– operating expenses	**173**	163	**173**	163
– transferred to cash flow hedge reserve	**165**	(68)	**165**	(68)
– initial cash benefit from lease arrangements	**343**	–	**343**	–
Current portion of provision in respect of certain lease arrangements included under current liabilities – taxation	**(1,685)**	(668)	**(1,685)**	(668)
At 31st December	**6,460**	7,280	**6,234**	7,113

The Group has certain tax losses which do not expire under current tax legislation, a deferred tax asset has been recognised to the extent that recoverability is considered probable.

The provision in respect of certain lease arrangements equates to payments which are expected to be made during the years 2007 to 2016 (2004: 2006 to 2014) as follows:

	2005 HK$M	2004 HK$M
After one year but within five years	**3,444**	4,548
After five years but within ten years	**1,770**	2,104
After ten years	**269**	–
	5,483	6,652

16. Trade and other receivables

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Trade debtors	**3,448**	3,151	**3,304**	2,999
Derivative financial assets	**886**	–	**886**	–
Other receivables and prepayments	**2,192**	2,185	**1,976**	2,039
Due from associates	**12**	11	**–**	–
	6,538	5,347	**6,166**	5,038

As at 31st December 2005, derivative financial assets of the Group and the Company accounted for as held for trading amounted to HK$119 million.

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Analysis of trade debtors by age:				
Current	**3,408**	3,108	**3,277**	2,979
One to three months overdue	**38**	37	**26**	20
More than three months overdue	**2**	6	**1**	–
	3,448	3,151	**3,304**	2,999

17. Liquid funds

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Short-term deposits and bank balances	**4,321**	2,687	**3,761**	2,023
Short-term deposits maturing beyond three months when placed	**557**	691	**547**	676
Funds with investment managers				
– debt securities listed outside Hong Kong	**6,036**	6,035	**–**	–
– bank deposits	**713**	208	**–**	–
Other liquid investments				
– debt securities listed outside Hong Kong	**55**	54	**–**	–
– bank deposits	**1,777**	1,799	**579**	545
	13,459	11,474	**4,887**	3,244

Included in other liquid investments are bank deposits of HK$1,754 million (2004: HK$1,799 million) and debt securities of HK$55 million (2004: HK$54 million) which are pledged as part of long-term financing arrangements. The arrangements provide that these deposits and debt securities must be maintained at specified levels for the duration of the financing. Other than Hong Kong dollars, liquid funds were mainly denominated in US dollars and Renminbi of HK$8,993 million and HK$1,178 million respectively.

18. Trade and other payables

	Group		Company	
	2005	2004	**2005**	2004
	HK$M	HK$M	**HK$M**	HK$M
Trade creditors	**3,019**	2,447	**2,802**	2,252
Derivative financial liabilities	**313**	–	**313**	–
Other payables	**3,937**	4,308	**4,106**	4,391
Due to associates	**211**	265	**204**	258
Due to other related companies	**91**	113	**91**	113
Bank overdrafts – unsecured	**54**	30	**49**	7
	7,625	7,163	**7,565**	7,021

As at 31st December 2005, derivative financial liabilities of the Group and the Company accounted for as held for trading amounted to HK$66 million.

	Group		Company	
	2005	2004	**2005**	2004
	HK$M	HK$M	**HK$M**	HK$M
Analysis of trade creditors by age:				
Current	**2,421**	1,956	**2,226**	1,779
One to three months overdue	**463**	396	**449**	382
More than three months overdue	**135**	95	**127**	91
	3,019	2,447	**2,802**	2,252

19. Share capital

	2005		2004	
	Number of shares	**HK$M**	Number of shares	HK$M
Authorised (HK$0.20 each)	**3,900,000,000**	**780**	3,900,000,000	780
Issued and fully paid (HK$0.20 each)				
At 1st January	**3,370,215,348**	**674**	3,343,515,048	669
Share options exercised	**10,417,000**	**2**	26,700,300	5
At 31st December	**3,380,632,348**	**676**	3,370,215,348	674

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 for the purpose of providing flight deck crew with an incentive to contribute towards the Company's results. All participants of the Scheme were flight deck crew who paid HK$1 each on acceptance of their share options and were granted options to subscribe for shares of the Company at a price not less than the higher of 80% of the average of the closing prices of the Company's shares on the Stock Exchange on the five trading days immediately preceding the date of grant, and the nominal value of the shares. The Scheme had been closed and no share options were available for issue under the Scheme during the year. The entitlement of each participant has not exceeded 0.32% of the maximum aggregate number of shares in respect of which options have been granted under the Scheme.

Options to subscribe for a total of 68,327,000 shares at the exercise price of HK$7.47 per share were granted under the Scheme on the date of grant 15th March 1999. Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

HKFRS 2 "Share-based Payment" does not apply to this Scheme as share options were granted before 7th November 2002.

Upon exercise of share options, equity is increased by the number of options exercised at the exercise price.

	2005 **Number of shares**	2004 Number of shares
Movements in options outstanding comprise:		
At 1st January	**26,494,500**	53,194,800
Options exercised	**(10,417,000)**	(26,700,300)
At 31st December	**16,077,500**	26,494,500
Options vested at 31st December	**16,077,500**	26,494,500

No option was granted under the Scheme during the year.

	2005	2004
Details of share options exercised during the year:		
Exercise date	**7/1/05 – 25/11/05**	6/1/04 – 31/12/04
Proceeds received (HK$)	**77,814,990**	199,451,241
Weighted average closing share price immediately before the exercise date (HK$)	**14.46**	15.07

20. Reserves

	Group		Company	
	2005	2004	**2005**	2004
	HK$M	HK$M	**HK$M**	HK$M
Retained profit	**26,492**	25,496	**13,192**	13,123
Share premium	**7,531**	7,455	**7,531**	7,455
Investment revaluation reserve	**228**	493	**202**	469
Cash flow hedge reserve	**30**	(1,285)	**65**	(1,421)
Capital redemption reserve and others	**11**	22	**21**	21
	34,292	32,181	**21,011**	19,647

Investment revaluation reserve relates to changes in the fair value of long-term investments.

Capital redemption reserve and others include the capital redemption reserve of HK$21 million (2004: HK$21 million) and exchange differences arising from revaluation of foreign investments.

The cash flow hedge reserve relates to the effective portion of the cumulative net change in fair values of hedging instruments and exchange differences on borrowings and lease obligations which are arranged in foreign currencies such that repayments can be met by anticipated operating cash flows.

The cash flow hedge reserve is expected to be credited/(charged) to operating profit as noted below when the hedged transactions affect the profit and loss account.

	Total HK$M
2006	**63**
2007	**66**
2008	**(43)**
2009	**(59)**
2010	**3**
	30

The actual amount ultimately recognised in operating profit will depend upon the fair values of the hedging instruments at the time that the hedged transactions affect the profit and loss account.

21. Reconciliation of operating profit to cash generated from operations

	2005 HK$M	2004 HK$M
Operating profit	**4,143**	5,247
Depreciation	**3,963**	3,764
Amortisation of intangible assets	**44**	84
Loss on disposal of fixed assets and intangible assets	**230**	29
Profit on disposal of an investment	**(66)**	–
Currency adjustments and other items not involving cash flows	**373**	437
Increase in stock	**(133)**	(126)
Increase in trade debtors, other receivables and prepayments	**(1,190)**	(557)
(Decrease)/increase in net amounts due to related companies and associates	**(77)**	115
Increase in trade creditors and other payables	**514**	1,488
Increase in unearned transportation revenue	**242**	783
Non-operating movements in debtors and creditors	**663**	(669)
Cash generated from operations	**8,706**	10,595

22. Analysis of cash and cash equivalents

	2005 HK$M	2004 HK$M
Short-term deposits and bank balances	**4,321**	2,687
Bank overdrafts	**(54)**	(30)
	4,267	2,657

23. Directors' and executive officers' remuneration

(a) Directors' remuneration disclosed pursuant to the Listing Rules is as follows:

	Cash			Non-cash				
	Basic salary/ Directors' fee* HK$'000	Bonus HK$'000	Allowances & benefits HK$'000	Contributions to retirement schemes HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	**2005 Total HK$'000**	2004 Total HK$'000
Executive Directors								
David Turnbull	1,193	739	20	250	234	836	**3,272**	11,302
Robert Atkinson	1,740	1,060	209	365	626	1,984	**5,984**	5,894
Philip Chen	3,400	3,409	2,124	359	–	–	**9,292**	9,186
Derek Cridland	1,786	1,317	320	12	–	985	**4,420**	4,435
Tony Tyler	2,850	1,942	222	599	735	2,185	**8,533**	7,663
Non-Executive Directors								
Martin Cubbon	–	–	–	–	–	–	**–**	–
Henry Fan	160*	–	–	–	–	–	**160**	160
James Hughes-Hallett	–	–	–	–	–	–	**–**	–
Vernon Moore	310*	–	–	–	–	–	**310**	310
Raymond Yuen	900	660	806	95	–	–	**2,461**	1,992
Carl Yung	160*	–	–	–	–	–	**160**	160
Zhang Xianlin	160*	–	–	–	–	–	**160**	160
Independent Non-Executive Directors								
Peter Lee	360*	–	–	–	–	–	**360**	360
Raymond Or	310*	–	–	–	–	–	**310**	310
Jack So	310*	–	–	–	–	–	**310**	310
Tung Chee Chen	210*	–	–	–	–	–	**210**	210
Total	13,849	9,127	3,701	1,680	1,595	5,990	**35,942**	42,452

For Directors employed by the Swire group, the remuneration disclosed represents the amount charged to the Company. Bonus is related to services for 2004 but paid and charged to the Company in 2005. Allowances and benefits of Philip Chen and Raymond Yuen include housing allowances of HK$2,040,000 and HK$300,000 respectively.

23. Directors' and executive officers' remuneration *(continued)*

(b) Executive Officers' remuneration disclosed as recommended by the Listing Rules is as follows:

	Cash			Non-cash				
	Basic salary HK$'000	Bonus HK$'000	Allowances & benefits HK$'000	Contributions to retirement schemes HK$'000	Bonus paid into retirement schemes HK$'000	Housing benefits HK$'000	**2005 Total HK$'000**	2004 Total HK$'000
James Barrington	1,289	663	701	271	498	1,246	**4,668**	4,141
William Chau	1,348	1,103	600	222	–	–	**3,273**	3,169
Quince Chong (from July 2004)	1,248	920	600	125	–	–	**2,893**	1,276
Ronald Mathison (from June 2004)	1,113	562	284	233	428	949	**3,569**	1,874
Edward Nicol	1,394	976	328	293	620	1,936	**5,547**	5,282
Nick Rhodes	1,363	886	866	286	540	1,348	**5,289**	4,838
Augustus Tang	1,706	1,322	600	281	–	–	**3,909**	3,658
Robert Cutler (up to July 2004)	–	–	–	–	–	–	**–**	3,753
Total	9,461	6,432	3,979	1,711	2,086	5,479	**29,148**	27,991

Bonus disclosed is related to services for 2004 and paid in 2005.

24. Employee information

(a) The five highest paid individuals of the Company included three Directors (2004: four) and two Executive Officers (2004: one), whose emoluments are set out in note 23 above.

(b) The table below sets out the number of individuals, including those who have retired or resigned during the year, in each employment category whose total remuneration for the year fell into the following ranges:

	2005			2004		
HK$'000	**Director**	**Flight staff**	**Other staff**	Director	Flight staff	Other staff
0 – 1,000	**11**	**7,337**	**7,189**	11	6,719	7,124
1,001 – 1,500	**–**	**443**	**175**	–	388	185
1,501 – 2,000	**–**	**487**	**78**	1	398	59
2,001 – 2,500	**1**	**183**	**18**	–	130	19
2,501 – 3,000	**–**	**156**	**7**	–	173	9
3,001 – 3,500	**1**	**134**	**7**	–	133	9
3,501 – 4,000	**–**	**40**	**4**	–	36	4
4,001 – 4,500	**1**	**4**	**3**	1	4	3
4,501 – 5,000	**–**	**1**	**1**	–	3	1
5,001 – 5,500	**–**	**–**	**1**	–	–	2
5,501 – 6,000	**1**	**–**	**1**	1	–	–
7,501 – 8,000	**–**	**–**	**–**	1	–	–
8,501 – 9,000	**1**	**–**	**–**	–	–	–
9,001 – 9,500	**1**	**–**	**–**	1	–	–
11,001 – 11,500	**–**	**–**	**–**	1	–	–
	17	**8,785**	**7,484**	17	7,984	7,415

25. Related party transactions

(a) Material transactions between the Group and associates and other related parties which were carried out in the normal course of business on commercial terms are summarised below:

	2005		2004	
	Associates HK$M	**Other related parties HK$M**	Associates HK$M	Other related parties HK$M
Turnover	**103**	**–**	92	–
Aircraft maintenance costs	**967**	**–**	886	–
Route operating costs	**183**	**–**	227	–
Dividends received	**(170)**	**–**	(122)	–
Fixed assets purchase	**5**	**–**	31	–

(b) Other transactions with related parties

(i) The Company had an agreement for services ("JSSHK Services Agreement") with JSSHK. Under the JSSHK Services Agreement, the Company paid fees and reimbursed costs to JSSHK in exchange for services provided. Service fees calculated at 2.5% of the Group's profit before tax, results of associates, minority interests, and any profits and losses on disposal of fixed assets were paid annually. Service fees paid for the year ended 31st December 2005 were HK$101 million (2004: HK$124 million) and expenses of HK$106 million (2004: HK$115 million) were reimbursed at cost; in addition, HK$47 million (2004: HK$51 million) in respect of shared administrative services were reimbursed.

Transactions under the JSSHK Services Agreement are continuing connected transactions, in respect of which the Company has complied with the disclosure requirements in accordance with Chapter 14A of the Listing Rules. For definition of terms, please refer to Directors' Report on page 26.

(ii) The Company had certain agreements for maintenance services ("Old Agreements") with HAECO. Under the Old Agreements, the Company paid fees to HAECO in exchange for maintenance services provided to the Company's aircraft fleet. The Old Agreements were terminated on 31st December 2005 and were replaced by the New Agreements which took effect from 1st January 2006. Service fees paid to HAECO for the year ended 31st December 2005 were HK$949 million (2004: HK$869 million).

Transactions under the Old Agreements were not connected transactions or continuing connected transactions which gave rise to any disclosure or other obligations under Chapter 14A of the Listing Rules. For definition of terms, please refer to Directors' Report on page 27.

(iii) The Company received agency commission and service fees from Dragonair. Service fees were received in respect of computer support, engineering, station and ground services provided to Dragonair. All these transactions were conducted in the ordinary course of business and on normal commercial terms. A total of HK$215 million was received from Dragonair for these transactions in 2005 (2004: HK$180 million). Dragonair is also a partner of the Asia Miles frequent-flyer programme.

25. Related party transactions *(continued)*

(c) Amounts due from and due to associates and other related companies at 31st December 2005 are disclosed in notes 16 and 18 to the accounts. These balances arising in the normal course of business are non-interest bearing and have no fixed repayment terms.

(d) Guarantees given by the Company in respect of bank loan facilities held by an associate at 31st December 2005 are disclosed in note 26 to the accounts.

(e) There were no material transactions with Directors and Executive Officers except for those relating to shareholdings (Directors' Report and Corporate Governance). Remuneration of Directors and Executive Officers is disclosed in note 23 to the accounts.

26. Commitments and contingencies

(a) Outstanding commitments for capital expenditure authorised at the year end but not provided for in the accounts:

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Authorised and contracted for	**16,724**	7,218	**1,958**	1,193
Authorised but not contracted for	**1,034**	9	**1,032**	–
	17,758	7,227	**2,990**	1,193

Operating lease commitments are shown in note 8 to the accounts.

(b) Guarantees in respect of lease obligations, bank loans and other liabilities outstanding at the year end:

	Group		Company	
	2005 HK$M	2004 HK$M	**2005 HK$M**	2004 HK$M
Subsidiaries	**–**	–	**2,311**	1,523
Associate	**18**	20	**18**	20
Staff	**200**	415	**200**	400
	218	435	**2,529**	1,943

(c) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(d) The Company files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

27. Financial risk management

In the normal course of business, the Group is exposed to fluctuations in foreign exchange rates, interest rates and jet fuel prices. These exposures are managed, sometimes with the use of derivative financial instruments, by the Treasury Department of Cathay Pacific in accordance with the policies approved by the Finance Committee.

Derivative financial instruments are used solely for financial risk management purposes and the Group does not hold or issue derivative financial instruments for trading purposes. Derivative financial instruments which constitute a hedge do not expose the Group to market risk since any change in their market value will be offset by a compensating change in the market value of the hedged items. Exposure to foreign exchange rates, interest rates and jet fuel price movements are regularly reviewed and positions are amended in compliance with internal guidelines and limits.

(a) Credit risk

Management has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. The Group normally grants a credit term of 30 days to customers or follows the local industry standard with the debt in certain circumstances being partially protected by bank guarantees or other monetary collateral.

Trade debtors mainly represented passenger and freight sales due from agents and amounts due from airlines for interline services provided. The majority of the agents are connected to the settlement systems operated by the IATA which is responsible for checking the credit worthiness of such agents and collecting bank guarantees or other monetary collateral according to local industry practice. In most cases amounts due from airlines are settled on net basis via an IATA clearing house. The credit risk with regard to individual agents and airlines is relatively low.

To manage credit risk, derivative financial transactions, deposits and funds are only carried out with financial institutions which have high credit ratings and all counterparties are subject to prescribed trading limits which are regularly reviewed. Risk exposures are monitored regularly by reference to market values.

At the balance sheet date there was no significant concentration of credit risk. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivative financial instruments, in the balance sheet and the amount of guarantees granted as disclosed in note 26 to the accounts. Collateral and guarantees received in respect of credit terms granted as at 31st December 2005 is HK$2,602 million.

(b) Liquidity risk

The Group's policy is to monitor liquidity and compliance with lending covenants, so as to ensure sufficient liquid funds and adequate funding lines from financial institutions to meet liquidity requirements in both the short and long term. The payment profile of financial liabilities is outlined in notes 13 and 18 to the accounts. Settlement of these liabilities as they fall due will primarily be through liquid funds being funds generated from operations.

(c) Foreign currency risk

As an international airline, the Group's revenue streams are denominated in a number of foreign currencies resulting in exposure to foreign exchange rate fluctuations. The currencies giving rise to this risk are primarily Japanese Yen, Euros, Taiwanese dollars and Australian dollars. To manage this exposure assets are, where possible, financed in those foreign currencies in which net operating surpluses are anticipated, thus establishing a natural hedge. In addition, the Group uses currency derivatives to reduce anticipated foreign currency surpluses. The use of foreign currency borrowings and currency derivatives to hedge future operating revenues is a key component of the financial risk management process, as exchange differences realised on the repayment of financial commitments are effectively matched by the change in value of the foreign currency earnings used to make those repayments.

27. Financial risk management *(continued)*

(d) Interest rate risk

Interest rate swaps are used to manage the interest rate profile of interest-bearing financial liabilities on a currency by currency basis to maintain an appropriate fixed rate and floating rate ratio.

The table below indicates the effective interest rates of interest-bearing financial liabilities and interest-earning financial assets as at the balance sheet date and the period in which they are repriced or mature whichever is earlier:

	2005						
	Fixed/ Floating	**Effective interest rate (%)**	**Within one year HK$M**	**After one year but within two years HK$M**	**After two years but within five years HK$M**	**After five years HK$M**	**Total HK$M**
Group							
Bank loans	**Floating**	**3.20 – 5.28**	**(4,839)**	**–**	**–**	**–**	**(4,839)**
Other loans	**Fixed**	**0 – 7.00**	**(32)**	**–**	**(1,083)**	**–**	**(1,115)**
Other loans	**Floating**	**2.68 – 2.83**	**(309)**	**–**	**–**	**–**	**(309)**
Obligations under finance leases	**Fixed**	**1.64 – 8.75**	**(422)**	**(1,305)**	**(2,918)**	**(10,659)**	**(15,304)**
Obligations under finance leases	**Floating**	**1.77 – 5.33**	**(11,027)**	**–**	**–**	**–**	**(11,027)**
Pledged security deposits	**Fixed**	**3.25 – 8.75**	**570**	**811**	**1,307**	**7,347**	**10,035**
Pledged security deposits	**Floating**	**4.07**	**104**	**–**	**–**	**–**	**104**
Currency swap	**Floating**	**1.29 – 9.12**	**1,098**	**(78)**	**(411)**	**(398)**	**211**
Interest rate swap	**Fixed**	**3.45 – 6.43**	**1,860**	**(702)**	**(773)**	**(385)**	**–**
Liquid funds	**Fixed**	**2.27**	**–**	**–**	**23**	**–**	**23**
Liquid funds	**Floating**	**0 – 7.45**	**13,436**	**–**	**–**	**–**	**13,436**
Bank overdrafts	**Floating**	**0 – 9.25**	**(54)**	**–**	**–**	**–**	**(54)**

	2004						
	Fixed/ Floating	Effective interest rate (%)	Within one year HK$M	After one year but within two years HK$M	After two years but within five years HK$M	After five years HK$M	Total HK$M
Group							
Bank loans	Floating	0.71 – 5.07	(3,222)	–	–	–	(3,222)
Other loans	Fixed	0 – 7.00	(314)	–	(33)	–	(347)
Other loans	Floating	2.71 – 2.73	(425)	–	–	–	(425)
Obligations under finance leases	Fixed	1.29 – 10.65	(732)	(406)	(3,305)	(13,567)	(18,010)
Obligations under finance leases	Floating	1.80 – 6.77	(12,790)	–	–	–	(12,790)
Pledged security deposits	Fixed	3.25 – 10.10	1,109	622	1,469	8,696	11,896
Pledged security deposits	Floating	1.95 – 2.85	267	–	–	–	267
Interest rate swap	Fixed	2.28 – 8.16	1,731	(362)	(385)	(984)	–
Liquid funds	Floating	0 – 6.43	11,474	–	–	–	11,474
Bank overdrafts	Floating	0	(30)	–	–	–	(30)

27. Financial risk management *(continued)*

(d) Interest rate risk *(continued)*

	2005						
	Fixed/ Floating	Effective interest rate (%)	Within one year HK$M	After one year but within two years HK$M	After two years but within five years HK$M	After five years HK$M	Total HK$M
Company							
Bank loans	**Floating**	**4.08 – 5.28**	**(3,678)**	**–**	**–**	**–**	**(3,678)**
Other loans	**Fixed**	**3.06**	**–**	**–**	**(1,049)**	**–**	**(1,049)**
Other loans	**Floating**	**2.68 – 2.83**	**(309)**	**–**	**–**	**–**	**(309)**
Obligations under finance leases	**Fixed**	**1.64 – 11.19**	**(650)**	**(1,305)**	**(3,628)**	**(9,418)**	**(15,001)**
Obligations under finance leases	**Floating**	**1.77 – 5.33**	**(10,273)**	**–**	**–**	**–**	**(10,273)**
Pledged security deposits	**Fixed**	**3.79 – 8.75**	**188**	**811**	**757**	**1,844**	**3,600**
Currency swap	**Floating**	**1.29 – 9.12**	**1,098**	**(78)**	**(411)**	**(398)**	**211**
Interest rate swap	**Fixed**	**3.45 – 6.43**	**1,860**	**(702)**	**(773)**	**(385)**	**–**
Liquid funds	**Fixed**	**2.27**	**–**	**–**	**23**	**–**	**23**
Liquid funds	**Floating**	**0 – 7.45**	**4,864**	**–**	**–**	**–**	**4,864**
Bank overdrafts	**Floating**	**0 – 9.25**	**(49)**	**–**	**–**	**–**	**(49)**

	2004						
	Fixed/ Floating	Effective interest rate (%)	Within one year HK$M	After one year but within two years HK$M	After two years but within five years HK$M	After five years HK$M	Total HK$M
Company							
Bank loans	Floating	0.71 – 5.07	(1,567)	–	–	–	(1,567)
Other loans	Floating	2.71 – 2.73	(425)	–	–	–	(425)
Obligations under finance leases	Fixed	1.29 – 11.19	(798)	(604)	(3,205)	(12,928)	(17,535)
Obligations under finance leases	Floating	1.80 – 6.77	(12,840)	–	–	–	(12,840)
Pledged security deposits	Fixed	3.79 – 9.19	386	266	840	2,852	4,344
Interest rate swap	Fixed	2.28 – 8.16	1,731	(362)	(385)	(984)	–
Liquid funds	Floating	0 – 6.43	3,244	–	–	–	3,244
Bank overdrafts	Floating	0	(7)	–	–	–	(7)

27. Financial risk management *(continued)*

(e) Fuel price risk

Exposure to fluctuations in the fuel price is managed by the use of fuel derivatives. The Group's policy is to reduce exposure by hedging a percentage of its anticipated fuel consumption. Around 26.3% of the anticipated fuel consumption for 2006 and 1.8% for 2007 were hedged at the balance sheet date.

(f) Fair values

The fair values of the following financial instruments differ from their carrying amounts shown in the balance sheet:

	Carrying amount 2005 HK$M	**Fair value 2005 HK$M**	Carrying amount 2004 HK$M	Fair value 2004 HK$M
Group				
Bank loans	**4,839**	**4,909**	3,222	3,273
Other loans	**1,424**	**1,434**	772	783
Obligations under finance leases	**26,331**	**27,463**	30,800	32,863
Pledged security deposits	**(10,139)**	**(10,992)**	(12,163)	(13,485)

	Carrying amount 2005 HK$M	**Fair value 2005 HK$M**	Carrying amount 2004 HK$M	Fair value 2004 HK$M
Company				
Bank loans	**3,678**	**3,720**	1,567	1,586
Other loans	**1,358**	**1,369**	425	436
Obligations under finance leases	**25,274**	**28,730**	30,375	35,216
Pledged security deposits	**(3,600)**	**(4,119)**	(4,344)	(5,038)

The carrying amounts of other financial assets and liabilities are considered to be reasonable approximations to their fair values.

28. Impact of new accounting standards

With the adoption of the new and revised HKAS and HKFRS and their transitional provisions as described in accounting policies 2, 6, 10, and 15, the consolidated profit and loss account for 2005 and 2004 has been affected as follows:

	2005				2004
	HKFRS3 HK$M	HKAS39 HK$M	HKAS1 HK$M	Total HK$M	HKAS1 HK$M
Turnover					
Passenger services	–	(20)	–	(20)	–
Cargo services	–	(4)	–	(4)	–
Catering, recoveries and other services	–	–	6,446	6,446	3,696
Total turnover	–	(24)	6,446	6,422	3,696
Expenses					
Staff	–	–	–	–	–
Inflight service and passenger expenses	–	–	(250)	(250)	(192)
Landing, parking and route expenses	–	–	(970)	(970)	(797)
Fuel	–	(107)	(3,948)	(4,055)	(1,485)
Aircraft maintenance	–	–	–	–	–
Aircraft depreciation and operating leases	–	–	(11)	(11)	(23)
Other depreciation and operating leases	17	–	–	17	–
Commissions	–	–	–	–	–
Others	–	251	(1,267)	(1,016)	(1,199)
Operating expenses	17	144	(6,446)	(6,285)	(3,696)
Operating profit	17	120	–	137	–
Finance charges	–	72	–	72	–
Finance income	–	7	–	7	–
Net finance charges	–	79	–	79	–
Share of profits of associates	–	–	(50)	(50)	(58)
Profit before tax	17	199	(50)	166	(58)
Taxation	–	–	50	50	58
Profit for the year	17	199	–	216	–
Profit attributable to					
Cathay Pacific shareholders	17	199	–	216	–
Minority interests	–	–	–	–	–
	17	199	–	216	–
Earnings per share					
Basic	0.5¢	5.9¢	–	6.4¢	–
Diluted	0.5¢	5.9¢	–	6.4¢	–

29. Impact of further new accounting standards

HKICPA has issued new and revised HKAS and HKFRS which become effective for accounting periods beginning on or after 1st January 2006 and which are not adopted in these financial statements. The following new accounting standards are relevant to the Group:

(a) HKFRS 7 "Financial Instruments: Disclosures" will become effective for accounting periods beginning on or after 1st January 2007. Adoption of this new accounting standard will result in different disclosures with respect to financial instruments and financial risks. The accounting standard will have no impact on either the results or financial position of the Group.

(b) Amendment to HKAS 19 Employee Benefits "Actuarial Gains and Losses, Group Plans and Disclosures" will become effective for accounting periods beginning on or after 1st January 2006. The amendment introduces an additional option to recognise all actuarial gains and losses arising in post-employment defined benefit plans as they occur, outside the profit or loss in a statement of recognised income and expense. The Group is in the process of making an assessment on the impact of this additional option on both the results and the financial position of the Group.

Principal Subsidiaries and Associates

at 31st December 2005

Subsidiaries

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned	Issued and paid up share capital and debt securities
Abacus Distribution Systems (Hong Kong) Limited	Hong Kong	Computerised reservation systems and related services	53	15,600,000 shares of HK$1
AHK Air Hong Kong Limited	Hong Kong	Cargo airline	60*	54,402,000 A shares of HK$1 36,268,000 B shares of HK$1
Airline Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Stores Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Airline Training Property Limited	Hong Kong	Property investment	100	2 shares of HK$10
Cathay Holidays Limited	Hong Kong	Travel tour operator	100	5,000 shares of HK$100
Cathay Pacific Aero Limited	Hong Kong	Financial services	100	1 share of HK$10
Cathay Pacific Aircraft Acquisition Limited	Isle of Man	Aircraft acquisition facilitator	100	2,000 shares of US$1
Cathay Pacific Aircraft Services Limited	Isle of Man	Aircraft acquisition facilitator	100	10,000 shares of US$1
Cathay Pacific Catering Services (H.K.) Limited	Hong Kong	Airline catering	100	600 shares of HK$1,000
Cathay Pacific Loyalty Programmes Limited	Hong Kong	Travel reward programme	100	2 shares of HK$1
CLS Catering Services Limited	Canada	Airline catering	60*	330,081 shares of no par value
CPA Finance (Cayman) Limited	Cayman Islands	Issuer of SGD note	100	1 share of US$1 SGD 225,000,000 note 3.0575% due 2010
Global Logistics System (H.K.) Company Limited	Hong Kong	Computer network for interchange of air cargo related information	95	100 shares of HK$10
Guangzhou Guo Tai Information Processing Company Limited	People's Republic of China	Information processing	100*	Paid up registered capital HK$7,000,000 (wholly foreign equity enterprise)
Hong Kong Airport Services Limited	Hong Kong	Provision of ground and ramp handling services	70	100 shares of HK$1
Snowdon Limited	Isle of Man	Financial services	100*	2 shares of GBP1
Troon Limited	Bermuda	Financial services	100	12,000 shares of US$1
Vogue Laundry Service Limited	Hong Kong	Laundry and dry cleaning	100	3,700 shares of HK$500

Principal subsidiaries and associates are those which materially affect the results or assets of the Group.

* *Shareholding held through subsidiaries.*

Associates

	Place of incorporation and operation	Principal activities	Percentage of issued capital owned
Cathay Kansai Terminal Services Company Limited	Japan	Ground handling	48
Cebu Pacific Catering Services Inc.	Philippines	Airline catering	40*
Ground Support Engineering Limited	Hong Kong	Airport ground engineering support and equipment maintenance	50*
Hong Kong Aircraft Engineering Company Limited	Hong Kong	Aircraft overhaul and maintenance	27
Hong Kong Dragon Airlines Limited	Hong Kong	Airline	18*#
VN/CX Catering Services Limited	Vietnam	Airline catering	40*

* *Shareholding held through subsidiaries.*

Together with shareholdings held through long-term investments, the Group holds a 22% interest and has significant influence.

III. INDEBTEDNESS

As at the close of business on 30th April 2006, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Group had unsecured bank overdrafts of approximately HK$107 million, bank and other loans of approximately HK$5,128 million and finance lease obligations of approximately HK$15,825 million (netted off by pledged security deposits of HK$9,778 million). As at 30th April 2006, the bank and other loans of HK$3,469 million were secured. Security, including charges over the aircraft concerned and relevant insurance policies, is provided to the leasing companies or other parties that provided the underlying finance leases and bank and other loans.

As at 30th April 2006, included in other liquid investments are bank deposits of HK$1,765 million and debt securities of HK$56 million which are pledged as part of long-term financing arrangements. The arrangements provide that these deposits and debt securities must be maintained at specified levels for the duration of the financing.

Contingent liabilities

As at 30th April 2006, the Group had the following contingent liabilities.

(a) Guarantees in respect of bank loans and other liabilities outstanding as at 30th April 2006:

	HK$M
Associated company	18
Staff	200
	218

(b) The Company has under certain circumstances undertaken to maintain specified rates of return within the Group's leasing arrangements. The Directors do not consider that an estimate of the potential financial effect of these contingencies can practically be made.

(c) The Company files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

(d) The Company is the subject of investigations in respect of its air cargo operations by the European Commission and United States Department of Justice and has been cooperating with the authorities in their investigations. The focus of the investigations appears to be on issues relating to pricing and competition. The Company is represented by legal counsel in connection with the investigations.

The Company has been named as a defendant in a number of civil class action complaints in the United States and is aware of two recently filed civil complaints in Canada, all of which relate to Company imposed surcharges. The Company is represented by legal counsel and intends to defend these actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. The Company is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

Except for as disclosed above, the Directors have confirmed that there has been no material change in the indebtedness and guarantees of the Group since 30th April 2006.

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

MATERIAL ADVERSE CHANGE

The Directors confirm that, as at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31st December 2005, being the date to which the latest published audited accounts of the Company were made up.

DISCLOSURE OF INTERESTS

(a) Share Interests of Directors and Chief Executive

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

Interests in shares of Cathay Pacific (all being long positions)

Name of Director	Capacity	Number of ordinary shares in the Company	Percentage of issued capital
Philip Chen	Beneficial Owner	9,000	0.00027%
Derek Cridland	Beneficial owner	17,000	0.00050%
Tony Tyler	Beneficial Owner	5,000	0.00015%

(b) Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Interests in shares of Cathay Pacific (all being long positions)

Name	Number of ordinary shares	Percentage of issued capital	Type of Interest	(Note)
Swire Pacific Limited	1,566,233,246	46.30%	Beneficial owner	
John Swire & Sons Limited	1,566,233,246	46.30%	Attributable interest	(a)
CITIC Pacific Limited	859,353,462	25.40%	Beneficial owner and attributable interest	(b)

Note: As at the Latest Practicable Date:

(a) John Swire & Sons Limited and its wholly owned subsidiary John Swire & Sons (H.K.) Limited were deemed to be interested in the 1,566,233,246 shares of the Company directly held by Swire Pacific Limited by virtue of the John Swire & Sons Limited group's direct or indirect interests in shares of Swire Pacific Limited representing approximately 30% of the issued share capital and approximately 53% of the voting rights;

(b) CITIC Pacific Limited was beneficial owner of 71,600,000 shares of the Company. In addition, each of CITIC Pacific Limited and its wholly owned subsidiary Super Supreme Company Limited had an attributable interest in 787,753,462 shares of the Company which were held by their wholly owned subsidiaries as follows: 214,851,154 shares held by Custain Limited, 191,922,273 shares held by Easerich Investments Inc., 189,057,762 shares held by Motive Link Holdings Inc., and 191,922,273 shares held by Smooth Tone Investments Ltd.

(c) Following the entering into of the Restructuring Agreement dated 8th June 2006 between Air China, the Company, CNAC, CITIC and Swire:

(i) China National Aviation Holding Company, the holding company of Air China and CNAC, was deemed interested in a total of 741,343,256 shares of the Company, including 288,596,335 shares to be issued by the Company to CNAC, 40,128,292 shares to be acquired by Air China from Swire and 359,170,636 shares to be acquired by Air China from CITIC upon completion;

(ii) CITIC was deemed interested in a total of 1,049,330,107 shares of the Company, including 189,976,645 shares to be issued by the Company to CITIC upon completion; and

(iii) John Swire & Sons Limited, John Swire & Sons (H.K.) Limited and Swire were deemed interested in a total of 1,617,635,657 shares of the Company, including 51,402,411 shares to be issued by the Company to Swire upon completion.

(c) Details of options granted by the Company

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 under which options to subscribe for 68,327,000 shares of the Company at the exercise price of HK$7.47 per share were granted on 15th March 1999 to flight deck crew who paid HK$1 each on acceptance of their share options. The Scheme has been closed and no share options are available for issue under the Scheme. None of the Directors or chief executive was granted any share options under the Scheme.

Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

As at the Latest Practicable Date, options to subscribe for 13,875,500 shares of the Company were outstanding, the details of which are as follows:

Date of grant	Number of share options outstanding as at the Latest Practicable Date	Option period	Subscription price per share HK$
15/03/1999	13,875,500	15/03/1999 – 14/03/2009	7.47

(d) Substantial shareholders in the Company's subsidiaries

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were interested in 10% or more of the issued capital carrying rights to vote at general meetings of the following subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding
Abacus Distribution Systems (Hong Kong) Limited	PCCW Enterprises Limited	5,778,945 ordinary shares	37.04%
AHK Air Hong Kong Limited	DHL Worldwide Express BV	36,268,000 "B" ordinary shares	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032 common shares	40%
Hong Kong Airport Services Limited	Hong Kong Dragon Airlines Limited	30 ordinary shares	30%
HAS GSE Solutions Limited	Hong Kong Dragon Airlines Limited	3 ordinary shares	30%

(e) Directors' interests in competing businesses

Christopher Pratt and Zhang Xianlin are respectively a director and a supervisor of Air China. Henry Fan, Tony Tyler and Zhang Xianlin are directors of Dragonair. Air China and Dragonair compete or are likely to compete either directly or indirectly with the business of the Company as they operate airline services to certain destinations which are also served by the Company. Christopher Pratt and Zhang Xianlin are not directly involved in the management of Air China's business. Henry Fan, Tony Tyler and Zhang Xianlin are not directly involved in the management of Dragonair's business.

The Directors consider that the Group is capable of and does carry on its business independently of, and on an arm's length basis with, the competing businesses of Air China and Dragonair.

(f) Other interests of Directors

Philip Chen, Martin Cubbon, Davy Ho, James Hughes-Hallett and Christopher Pratt are all directors of Swire Pacific Limited. They are also employees of the John Swire & Sons Limited group ("Swire Group"), so are Robert Atkinson and Tony Tyler. Henry Fan, Vernon Moore and Carl Yung are directors and employees of CITIC Pacific Limited. Swire Pacific Limited, John Swire & Sons Limited and CITIC Pacific Limited are substantial shareholders of the Company, as noted above.

The Company has an agreement for services (the "JSS Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"), pursuant to which JSSHK provides advice and expertise of the directors and senior officers of the Swire Group, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The Company also reimburses the Swire Group for all the expenses incurred in the provision of the services at cost.

The JSS Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

As directors and employees of the Swire Group, Robert Atkinson, Philip Chen, Martin Cubbon, Davy Ho, James Hughes-Hallett, Christopher Pratt and Tony Tyler are interested in the JSS Agreement.

(g) *Interests in assets*

As at the latest Practicable Date, none of the Directors has or has had any interest, direct or indirect, in any assets which have been, since 31st December 2005, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

(h) *Service contracts*

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

LITIGATION

The Company files tax returns in many jurisdictions and in certain of these the returns have remained in dispute for a number of years. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

The Company is the subject of investigations in respect of its air cargo operations by the European Commission and United States Department of Justice and has been cooperating with the authorities in their investigations. The focus of the investigations appears to be on issues relating to pricing and competition. The Company is represented by legal counsel in connection with the investigations.

The Company has been named as a defendant in a number of civil class action complaints in the United States and is aware of two recently filed civil complaints in Canada, all of which relate to Company imposed surcharges. The Company is represented by legal counsel and intends to defend these actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. The Company is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

Except as disclosed above, there were no litigation or claims of material importance pending or threatened against any member of the Group as at the Latest Practicable Date.

MATERIAL CONTRACTS

The Group has entered into the following material contracts within the two years immediately preceding the date of this circular:

(a) strategic placing agreement dated 20th November 2004 entered into between the Company, Air China, Merrill Lynch Far East Limited and China International Capital Corporation Limited, pursuant to which the Company has acquired 943,321,091 H shares in Air China, representing 10% of its entire issued share capital.

(b) service agreement dated 10th November 2005 entered into between the Company and HAECO, pursuant to which HAECO provides to the Company line maintenance services for aircraft visiting Hong Kong International Airport ("HKIA"), base maintenance services at HKIA, comprehensive stores and logistics support services, material supply, component and avionics overhaul services, and engineering services.

(c) service agreement dated 10th November 2005 entered into between the Company and TAECO, pursuant to which TAECO provides to the Company base maintenance services at Xiamen, store facilities, material supply and engineering services.

(d) line maintenance agreement dated 10th November 2005 entered into between the Company and TAECO, pursuant to which TAECO provides to the Company line maintenance services for aircraft visiting Xiamen and such other airports as the Company and TAECO shall from time to time agree.

(e) purchase agreement dated 14th December 2005 entered into between CPAS and Boeing Company in relation to the purchase of 12 Boeing 777-300ER aircraft.

(f) supplemental agreement dated 1st June 2006 to the purchase agreement dated 14th December 2005 entered into between CPAS and Boeing Company in relation to the purchase of 2 Boeing 777-300ER aircraft.

g) restructuring agreement dated 8th June 2006 entered into between Swire, CITIC, CNAC, Air China and Cathay Pacific in relation to the restructuring of the shareholdings in Dragonair and Cathay Pacific and the acquisition by Cathay Pacific of additional Air China H Shares.

(h) operating agreement dated 8th June 2006 between Air China and Cathay Pacific pursuant to which Air China and Cathay Pacific have agreed to co-operate in various operational areas.

(i) Purchase Agreement dated 22nd June 2006 entered into between CPAS and Boeing Company in relation to the purchase of 6 Boeing 747-400ERF freighters, the details of which are set out in the section headed "Letter from the Board" of this circular.

Except as disclosed above, no other material contract has been entered into by the Group within the two years immediately preceding the date of this circular.

DOCUMENT AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection by Shareholders during normal business hours at the registered office of the Company at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong on weekdays other than public holidays up to and including 14th July 2006:

(a) the memorandum and articles of association of the Company;

(b) circular to Shareholders dated 8th June 2006 issued by the Company in respect of the purchase of 2 Boeing 777-300ER aircraft;

(c) the audited financial information of the Group for the two financial years ended 31st December 2004 and 31st December 2005;

(d) material contracts referred to in the section headed "Material Contracts" of this appendix.

POLL PROCEDURE

Under the articles of association of the Company, at any general meeting, on a show of hands every member present in person shall have one vote and on a poll every member present in person or by proxy shall have one vote for every fully paid up share of which he is the holder. A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll, a poll is duly demanded. Article 72 of the Company's articles of association provides that, subject to the provisions of the Companies Ordinance, a poll may be demanded by:

(i) the chairman of the meeting; or

(ii) at least three members present in person or by proxy and entitled to vote at the meeting; or

(iii) any member or members present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv) any member or members present in person or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all shares conferring that right.

MISCELLANEOUS

1. The secretary of the Company is David Fu. He holds a Master of Arts degree from Oxford University and is an associate member of The Hong Kong Institute of Chartered Secretaries and The Institute of Chartered Secretaries and Administrators.

2. The qualified accountant to the Company is Robert Atkinson. He holds a Bachelor of Arts (Honours) degree from Nottingham University and is a Fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants.

3. The registered address of the Company is at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong. The head office of the Company is at 7th Floor, North Tower, Cathay Pacific City, 8 Scenic Road, Hong Kong International Airport, Lantau, Hong Kong.

4. The Company's share registrars and transfer office is Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.